Embargoed until 7.00am 21 April 2009

TESCO

TESCO PLC
PRELIMINARY RESULTS 2008/9

TESCO: GROWTH IN TOUGH TIMES

53 weeks ended 28 February 2009	2008/9	Growth vs 2007/8	
		53-week basis*	52-week basis*
Group sales (inc. VAT)	**£59.4bn**	**15.1%**	**13.5%**
Group revenue (ex. VAT)	**£54.3bn**	**15.1%**	**13.4%**
Group trading profit	**£3,090m**	**12.4%**	**10.9%**
Underlying profit before tax	**£3,128m**	**10.0%**	**8.8%**
Group profit before tax	**£2,954m**	**5.5%**	**4.3%**
Underlying diluted earnings per share+	**28.92p**	**11.0%**	**9.7%**
Diluted earnings per share	**27.31p**	**2.6%**	**1.5%**
Dividend per share	**11.96p**	**9.7%**	**9.7%**

Terry Leahy, Chief Executive, comments:
"At a time when customers everywhere are feeling the economic strain, we are responding to their changing needs in all our markets by lowering prices, introducing more affordable products and offering even sharper promotions. These actions, combined with our core strengths – in selling food and everyday essentials, owning our own property and having a broad business base – are helping us to cope well with the effects of the downturn. We are also pleased with the early performance of Tesco Personal Finance under our ownership and with the converted Homever stores in Korea.

As a result, we have delivered a solid sales and profit performance, both in the UK and internationally, whilst continuing to invest in our long-term strategy for growth. We have made a good start to the new financial year and I am confident Tesco will continue to make good progress even in the current global economic environment."

HIGHLIGHTS

- **Solid start to new financial year** - 12.0% (ex-petrol) growth in Group sales, including increase in UK like-for-like sales of 3.4% in first six weeks (4.4% on a VAT-adjusted basis)
- **15.1% increase in Group sales to £59.4bn**
- **10.0% growth in underlying profit before tax, 12.4% rise in Group trading profit**
- **9.7% increase in underlying diluted earnings per share** on a 52-week, constant tax rate basis; **9.7% increase in dividend to 11.96p**
- **£6.6bn invested in expansion** – funded from strong, property-backed balance sheet. Net debt £9.6bn, with plans to reduce in current year
- **Plans to open over 8.0m sq ft of new Group space this year** - including 75% outside the UK - 9.2% growth, using £1bn lower capital expenditure
- **Leadership on community and environment** - creating 26,000 new jobs across the Group this year, including 11,000 in UK:50% reduction in plastic carrier bag usage

* Sales & profit growth reported on a consistent basis (12 months vs 12 months) for China. Group sales (inc.VAT) growth 14.8% and Group profit before tax growth on a statutory basis 5.4%
\+ Growth in underlying diluted EPS has been adjusted to reflect a constant tax rate year on year. Growth was 7.0% on a statutory basis

CURRENT TRADING

Across the Group we have made a good start to the new financial year with total sales up by 9.2% in the first six weeks – and 12.0% excluding petrol.

In the UK, our planned investment in strengthening further our offer for customers is going well. UK like-for-like sales growth, excluding petrol, was 3.4% in the first six weeks. On a VAT-adjusted basis, growth was higher, at 4.4%.

International progress has been robust given the economic environment. Sales growth was strong – 21.5% at actual rates. Sales grew significantly more rapidly in Asia than in Europe, helped by the early success of the Homever acquisition. At constant rates, overall International sales growth was 11.9%. TPF has made a solid start to the new financial year.

RESULTS

Group. These results are for the 53 weeks ended 28 February 2009 for the UK, Ireland and the United States (US) and for the 52 weeks ended 28 February 2009 for the rest of the Group. This compares with the 52-week period ending 23 February 2008. Where appropriate, growth rates are provided on a comparable 52-week basis.

For these Preliminary results, sales and profit growth is reported on a consistent basis (12 months versus 12 months) for China. Last year's numbers for Group, International and for Asia have been restated to reflect this change.

Group sales, including VAT, increased by 15.1% to £59.4bn (last year £51.6bn). At constant exchange rates, sales increased by 10.6%. On a 52-week comparable basis, Group sales growth was 13.5%.

In 2006, following our transition to IFRS, we introduced an underlying profit measure, which excludes the impact of the volatile non-cash elements of IAS 19, IAS 32, IAS 39 and IAS 17 (principally pension costs, the marking to market of financial instruments and the impact of annual uplifts in rents and rent-free periods) and now also excludes the amortisation charge on intangible assets arising on acquisition, this year relating to Tesco Personal Finance. Underlying profit before tax rose to £3,128m in the year (last year £2,843m), an increase of 10.0%. On a 52-week comparable basis, underlying profit before tax rose by 8.8%.

In the same year, we also began reporting segmental trading profit, which excludes property profits and, as our underlying profit measure does, also excludes the non-cash element of the IAS 19 pension charge, the non-cash element of the IAS 17 lease charge and the amortisation charge on intangible assets arising on acquisition. Group trading profits were £3,090m (last year £2,748m), up 12.4% on last year and Group trading margin, at 5.7%, reduced slightly on last year. Excluding initial US losses and the impact of the Homever acquisition (integration costs and pre-conversion losses), Group trading margin rose by 11 basis points. On a 52-week comparable basis, Group trading profits increased by 10.9%.

Group operating profit rose by 15.0% to £3,206m (last year £2,788m). Within this, total net Group property profits were £236m in the year (last year £188m), comprising £263m in the UK and a loss of £27m in International. Group profit before tax increased 5.5% to £2,954m (last year £2,800m) and growth was held back by an increase in non-cash IAS 32 and 39 adjustments. Based on statutory numbers reported last year, Group operating profit rose by 14.9% to £3,206m (last year £2,791m) and Group profit before tax rose by 5.4% to £2,954m (last year £2,803m).

	Group Results			
	Actual rates			Constant
	£m	%ch.	52-week% ch.	%ch.
Group sales (inc. VAT)	£59,426m	15.1%	13.5%	10.6%
Group profit before tax	£2,954m	5.5%	4.3%	2.8%
Group operating profit	£3,206m	15.0%	13.5%	12.3%
Group underlying profit before tax	£3,128m	10.0%	8.8%	7.4%
Group trading profit	£3,090m	12.4%	10.9%	9.7%
Trading margin	5.7%	-	-	-

International. Our International business delivered a very strong performance, helped in part by favourable exchange rate movements during the year, and excluding the United States (US), contributed 51% of the growth in Group sales and 45% of the growth in Group trading profit. Underlying margins improved, excluding the impact of the Homever acquisition and excluding the US.

Total International sales grew strongly – by 30.6% at actual exchange rates to £17.9bn (last year £13.7bn) and by 13.6% at constant exchange rates. On a 52-week comparable basis, actual and constant exchange rate growth was 30.3% and 13.3% respectively. Sales growth slowed in Europe during the second half, which reflected deteriorating economic conditions in a number of markets.

In contrast, sales growth in Asia accelerated, driven by the acquisition of the 36 Homever stores in Korea at the start of the second half. These contributed some £350m to sales, including the strong uplifts achieved on the initial conversions to our Homeplus format, and this represented 2.6 percentage points of the year's total International growth at actual rates.

US segmental reporting of sales and trading results within International began with our Interim Results in September. For these Preliminary Results, sales and initial trading losses in the United States are reported within International for the first time. Last year's numbers, both for International and for the UK, have been restated to reflect this change.

International contributed £709m to trading profit in the year (last year £636m), up 11.5% after charging £33m of Homever integration costs and pre-conversion losses. Before these costs, trading profit grew by 16.7%. Excluding initial US trading losses, International trading profits grew by 21.9%, or by 21.5% on a 52-week comparable basis. At constant exchange rates, and excluding initial US losses, International trading profits grew by 8.3%. International EBITDA* rose to £1,157m. Excluding the US, International EBITDA rose to £1,293m.

	International Results – Excluding US			
	Actual rates			Constant
	£m	%ch.	52-week %ch.	%ch.
International sales (inc. VAT)	£17,698m	29.3%	29.0%	12.4%
International trading profit	£851m	21.9%	21.5%	8.3%
Trading margin	5.3%	-	-	-

In **Asia**, sales grew by 29.4% at actual exchange rates and by 19.9% at constant rates to £7.6bn (last year £5.9bn). Trading profit increased by 17.9% at actual rates and by 14.6% at constant rates to £355m (last year £301m), after £33m of integration costs and pre-conversion losses in Korea.

The acquired Homever stores contributed 6.0 percentage points of sales growth in Asia at actual rates. Excluding Homever, trading margins rose to 5.8%, driven by strong performances in Thailand and Malaysia. China made a small trading profit in the year after absorbing additional overhead costs linked to its regional expansion strategy.

* EBITDA is calculated by adding depreciation and amortisation charges of £491m to International operating profit of £666m

	Asia Results			
	Actual rates			Constant
	£m	%ch.	52-week %ch.	%ch.
Asia sales (inc. VAT)	£7,578m	29.4%	29.4%	19.9%
Asia trading profit	£355m	17.9%	17.9%	14.6%
Trading margin	5.0%	-	-	-

In **Europe**, sales rose by 29.1% at actual rates and by 6.9% at constant rates to £10.1bn (last year £7.8bn). On a 52-week comparable basis, sales grew by 28.6%. Trading profit increased by 24.9% at actual rates to £496m (last year £397m) and by 3.5% at constant rates. Trading margins fell slightly.

Europe overall delivered solid growth, although we saw a weakening pattern of consumer demand, particularly in non-food, as the year progressed. Despite deteriorating trading conditions in several markets and the unhelpful effects of increased cross-border shopping being felt particularly in Ireland and the Czech and Slovak Republics, our businesses delivered a pleasing increase in profit, helped by favourable movements in Sterling exchange rates.

	Europe Results			
	Actual rates			Constant
	£m	%ch.	52-week %ch.	%ch.
Europe sales (inc. VAT)	£10,120m	29.1%	28.6%	6.9%
Europe trading profit	£496m	24.9%	24.2%	3.5%
Trading margin	5.6%	-	-	-

A segmental report on the **United States** is included in International in respect of the full year for the first time with these results. US sales and initial trading losses were previously reported within the UK segment.

US sales were £208m in the year, including like-for-like growth of 30%, and trading losses were £142m (last year US trading losses were £62m). At constant exchange rates, trading losses were £123m, higher than our guidance provided last year, reflecting the more challenging trading environment in the Western states and our decision not to open stores in Northern California for the time being. Sales overall were lower than anticipated at the time of last year's Preliminary Results, as a consequence of our previously announced decision to maintain, rather than accelerate our rate of new store expansion during the second half given the severity of the economic downturn in some geographic markets in the Western US.

US trading losses reflect the fact that the US business – which has now been trading for 16 months – has been built with the necessary infrastructure in place from the beginning to support hundreds of stores. At this stage, it is therefore operating with high overhead and other costs in relation to the scale of the business, whilst also trading from immature stores.

	United States Results			
	Actual rates			Constant
	£m	%ch.	52-week %ch.	%ch.
US sales (inc. VAT)	£208m	n/m	n/m	n/m
US trading profit/(loss)	£(142)m	129.0%	124.2%	98.4%
Trading margin	n/a	-	-	-

UK. In competitive market conditions, our core business delivered a year of solid progress. UK sales increased by 9.5% to £41.5bn (last year £37.9bn), including like-for-like growth of 4.3%, 2.7% growth from net new stores, a contribution of 2.1% from the 53rd week and a first-time contribution from the consolidation of TPF. Excluding petrol, like-for-like sales grew by 3.0%, with increases of 2.0% and 2.7% in the third and fourth quarters respectively. Adjusting for the reduction in VAT rates, which came into effect in early December, like-for-like growth excluding petrol was 3.7% in the fourth quarter.

The pattern of our trading during the year was affected by a number of factors. Inflation reduced during the second half and our rate of growth was also impacted by a sharp increase during the year in the level of downtrading by customers seeking to spend less on their weekly shop. Tesco supported both of these trends by cutting prices and introducing more affordable products – including our successful new 'Discounter' ranges. A combination of recovering competitors and more subdued customer demand in some non-food product categories continued to hold back sales progress in the second half, although non-food sales growth remained positive in a subdued market and broadly stable in like-for-like terms.

Increased productivity and good expense control enabled us to maintain solid margins and deliver good profit growth despite these challenges, whilst also absorbing initial trading losses totalling around £22m on Tesco Direct. After these costs, UK trading profit rose 12.7% to £2,381m (last year £2,112m), with trading margins at 6.2%, including TPF, slightly up on last year. On a 52-week comparable basis, UK trading profit rose 10.7%.

In December, we completed as planned the acquisition of The Royal Bank of Scotland Group PLC's 50% shareholding in Tesco Personal Finance (TPF) and on becoming a subsidiary, its results were consolidated into our UK business for the final ten weeks of the financial year. During this period it contributed £163m to UK sales and made a small contribution to trading profit. TPF's results to the date of acquisition are reported as usual within Joint Ventures and Associates.

A full separate pro-forma income statement and actual balance sheet for TPF for the year ending 28 February 2009 is published with these results (see Appendix 1).

	UK Results		
	£m	%ch.	52-week %ch.
UK sales (inc. VAT)	£41,520m	9.5%	7.4%
UK trading profit	£2,381m	12.7%	10.7%
Trading margin	6.2%	-	-

Joint Ventures and Associates. Our share of profit (net of tax and interest) for the year was £110m, an increase of £35m compared with last year.

Tesco Personal Finance delivered a good performance in a challenging financial services market, and profit was reported within Joint Ventures and Associates for 50 weeks (50% share). Underlying growth in the business was encouraging – with the number of customer accounts rising to six million - and the new management team demonstrating that there is significant growth potential for TPF within the financial services sector, particularly amongst loyal Tesco customers, and as we build our portfolio of products. Although we are seeing modest rises in credit card arrears and bad debts, TPF is well-provisioned.

Tesco Mobile, our joint venture with O2, saw strong growth, with a pleasing rise in profits during the year, reflecting excellent increases in customer numbers and revenues.

Finance costs and tax. Net finance costs rose substantially to £362m (last year £63m), reflecting principally increased average net debt levels linked to acquisitions and foreign exchange movements, higher coupon rates on commercial paper and unfavourable changes in the non-cash IFRS elements of the interest charge. The interest charge, excluding IFRS adjustments, rose by £150m.

Total Group tax has been charged at an effective rate of 26.7% (last year 24.0%). This increase in tax rate is primarily due to last year's one-off tax reimbursement, reflecting settlement of prior year tax items with HMRC. We also benefited in the prior year from an adjustment of deferred tax balances as a result of the lowering of the rate of UK corporation tax from 30% to 28% with effect from 1 April 2008. We expect the effective tax rate for the current year to be around 27%.

Underlying diluted earnings per share increased by 7.0% to 28.92p (last year 27.02p), despite the significantly lower than normal effective tax rate in the prior year. Using a constant tax rate, underlying diluted earnings per share rose by 11.0%, or by 9.7% on a 52-week comparable basis.

Dividend. The Board has proposed a final dividend of 8.39p per share (last year 7.70p). This represents an increase of 9.0%, and takes the full year increase in dividend to 9.7%. This rise in dividend is in line with the 52-week growth in underlying diluted earnings per share, which are inclusive of net property profits, using a constant tax rate. Going forward, we intend to continue with our policy of growing annual dividends broadly in line with underlying diluted earnings per share growth.

The final dividend will be paid on 10 July 2009 to shareholders on the Register of Members at the close of business on 1 May 2009.

Cash Flow and Balance Sheet. Tesco has a strong, property-backed balance sheet, with sufficient funding in place to meet our needs, including no material bond maturities during the current financial year. We plan to fund the growth of the group predominantly from internal sources – recognising the current uncertainties in financial markets – and this will be achieved by reducing capital expenditure to below our operating cash flow.

Group capital expenditure (excluding acquisitions) rose to £4.7bn (last year £3.9bn), slightly higher than the forecast made at our Interim Results. This increase compared with last year was attributable principally to the purchase of a small number of trading stores from a competitor and investment in new mixed-use development schemes in the UK, combined with higher International capital expenditure, including our initial investment in freehold shopping centre developments in China. Furthermore, International capital spending, and as a result total Group expenditure, was impacted by the decline in Sterling relative to most of our trading currencies.

UK capital expenditure was £2.6bn (last year £2.3bn). Total International capital expenditure rose to £2.1bn (last year £1.6bn) comprising £0.9bn in Asia, £0.9bn in Europe and £0.3bn in the US.

We are now reducing UK capital spend on large mixed-use development schemes and we have purchased fewer existing trading stores from competitors, allowing UK capital expenditure to revert to the levels of four years ago. Importantly this is being achieved whilst continuing to meet our objective of adding some 6 to 7% to our UK selling space annually. In some of our markets, such as the US, we are taking a more cautious approach to expansion during the downturn and we are also seeing substantial falls in store site and build costs. Taken together, these changes mean that we are able to plan for Group capital expenditure to reduce substantially this year to around £3.5bn, whilst still delivering strong organic growth in Group selling space of around 9% in the current year.

Cash flow from operating activities totalled £5.0bn (last year £4.1bn), including an improvement of £582m within working capital, driven in part by good control of stock. Net debt rose to £9.6bn at the year-end (last year £6.2bn). £1.9bn of this increase is attributable to the impact of acquiring TPF and Homever, and a further £1bn to the effect of unfavourable currency movements.

We are targeting a reduction in net debt in the current year driven by lower capital expenditure, property divestments, lower stock levels and other improvements in working capital.

Property. In April 2006, we announced plans to release cash from property through a sequence of joint ventures and other sale and leaseback transactions, in the UK and internationally and return significant value to shareholders, both through enhanced dividends (through the growth in underlying earnings per share, which includes property profits) and share buy-backs. We have managed the pace of this programme in light of the current financial and property market conditions, and as a result we have divested the property at attractive yields.

The transactions completed so far – with pension funds, property companies and other investors – have delivered aggregate proceeds of £2.2bn.

Whilst yields have increased modestly in recent months, we expect to be able to complete further transactions on attractive terms in the months ahead and we are currently in discussion with potential counterparties. Proceeds for the remainder of this year will principally be used to pay down debt.

The net book value of our tangible fixed assets is £24.7bn, most of it in our freehold store portfolio – even after recent property divestments linked to our £5bn programme. We estimate the current market value of these assets to be £30.4bn, representing a 23% premium to book value.

Pensions. Our award-winning defined-benefit pension scheme is an important part of our competitive benefits package, which helps Tesco recruit and retain the best people. The trustees manage and fund our scheme on an actuarial valuation basis and, at our triennial valuation dated 31 March 2008, the scheme had a small deficit of £275m.

Following the valuation, member and company contributions have increased and, to further improve the security of the scheme for members, the trustees will be granted contingent property assets worth £500m.

As at February 2009, under the IAS 19 methodology of pension liability valuation, the scheme had a deficit on a post-tax basis of £1.1bn (last year £0.6bn). This change has been driven mainly by falls in capital markets and other asset classes, although the deficit is similar to the level reported at our Interim results.

Return on Capital Employed. In January 2004, we said that we had an aspiration to increase our post tax return on capital employed (ROCE) of 10.2% in the 2002/3 financial year by 200 basis points over five years on then current plans. In April 2006, we renewed our commitment to increasing our post-tax return on capital employed (ROCE) by a further 200 basis points, having exceeded our 2004 aspiration early.

ROCE rose slightly to 13.0% in the year before the effect of the two major acquisitions – TPF and Homever – which were completed in the second half. This represents a good performance and we remain on track to deliver our targeted ROCE improvement in the years ahead as these investments mature.

STRATEGY

We have continued to make good progress with our strategy, which has delivered pleasing growth in challenging times, and which we believe will both sustain the business through the downturn and also position the Group well for when the economic environment improves. The strategy has five elements:

- be an international retailer
- maintain a strong core UK business
- be as strong in non-food as in food
- develop retailing services
- and put community at the heart of what we do

We do this by keeping our focus on trying to improve what we do for customers. We aim to make their shopping experience as easy as possible, lower prices where we can to help them spend less, give them more choice about how they shop – in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets. And we aim to be a good neighbour in the communities we serve, be responsible, fair and honest in our dealings and give customers the information and products they need to make greener choices.

INTERNATIONAL

The overall performance of our International businesses during the year has been strong, particularly against the background of increasingly challenging trading conditions in all of our markets as the effects of the economic downturn on consumers have grown and spread around the world.

We have delivered very good sales and profit growth and our investment returns have held up well. Importantly, we have grown share in all of our markets and in some countries we have made more rapid progress this year by sticking to our strategy as competitors falter. By continuing to focus on doing the right things for customers – lowering prices, introducing more affordable products, offering even stronger promotions – they have rewarded us with good sales and market share growth. By keeping our costs low and pushing on with expansion, we aim to take the opportunity to strengthen further our market positions during the recession.

In most of our markets we are now amongst the largest, most profitable and fastest growing businesses – and this is a good platform from which to make further progress, even in tough times. Our experience in Hungary of trading profitably and growing well during an already prolonged recession which began in 2006, also gives us confidence that by applying what we have learned there in our other markets, the business can perform well through the current environment.

Europe – including Ireland, Turkey and the four Central European countries - and the Western US have seen the most marked effects of the economic downturn although more recently, as the export-led economies of Asia – particularly Korea and China – have also slowed, trading conditions there too have deteriorated.

In Europe, these challenges have been joined by the consequences of substantial exchange rate movements between the Euro or Euro-linked currencies and other currencies within the European Union. These movements have encouraged very significant increases in cross-border shopping by consumers in several regions – the clearest examples being Ireland into Northern Ireland, Czech Republic into Germany and Slovakia into Poland. Our stores located close to these borders have seen material sales impacts as customers take advantage of devalued currencies and this has affected the rate of sales growth overall in these markets.

Although in some markets we have moderated our rate of growth in space, overall we have chosen to sustain strong growth in selling area – and this will continue. With reductions in site, build and fitting costs for stores – these have fallen substantially since last year - we are able to use our capital more efficiently, and this should be helpful to long-term returns.

At the end of February, our operations in Asia and Europe were trading from 1,911 stores, including 608 hypermarkets, with a total of 55.0m square feet of selling space. This year, we plan to open 320 new stores with a total of 5.4m square feet of sales area in these markets and a further 0.6m square feet is planned to open in the US.

Tesco's success has been built on listening to customers and adapting what we do to suit their changing needs. One of the most important tools we have used to help us develop customer insight has been the data and analysis provided by Clubcard and Dunnhumby. We are now replicating what we have done in the UK by introducing both Dunnhumby and Clubcard across our international operations. We now have full Clubcard schemes running in China, Ireland, Korea and Malaysia - with over seven million members - and pilot schemes underway in Poland, Slovakia, Thailand and Turkey.

Returns – CROI*. Returns in our established international markets have been resilient, with clear scope for improvement as economies recover and the benefits of growing maturity and scale continue to flow. On a constant currency basis, and excluding China, the US and Homever, cash return on investment in International reduced by 40 basis points from 11.5% last year. This reflects the economic conditions in most of our international markets,

particularly during the second half, and the higher invested capital linked to increased capital expenditure during the year.

Asia. We have delivered a strong performance in Asia. This has been achieved whilst absorbing planned integration costs and initial trading losses during conversion on the newly-acquired Homever stores in Korea. With all the stores now converted to our Homeplus format, we expect this acquisition to provide a good underpinning to growth in Asia as a whole in the current year and beyond as we realise the synergies and scale benefits from the deal. The underlying business in Korea delivered solid profit growth and elsewhere in Asia we saw excellent progress in Malaysia and Thailand, partly offset by a small trading loss in Japan.

- In **China**, having studied the market carefully and developed our long-term strategy, we have begun to accelerate store and infrastructure development in the economically important and populous coastal provinces, centred on the major cities. Our first multi-level freehold shopping centre development will open in Foshun in a few months' time, with a further three planned in the current year. Sites have been secured for a further 14. We saw strong sales, including good like-for-like growth in the year as a whole – although sales slowed in the final quarter, partly driven by food price deflation – and we made a modest profit, similar to last year.

- Our plans in **India** to develop a wholesale cash & carry business and operate a franchise agreement with Trent, the retail arm of the Tata Group, to support the growth of its Star Bazaar hypermarket operation are coming together well. We have a small team on the ground and the business is now a main supplier to Star Bazaar.

- **Japan**'s already difficult retail market saw a further sharp deterioration towards the end of 2008. The new team in Japan is building on last year's introduction of the Tesco operating model – a suite of systems and processes which is being rolled out across our markets – by strengthening distribution, range and pricing management. Our strategic focus remains on building a strong offer for customers in the convenience sector based on Express and on our Tsurukame small discount supermarket format and this work is making progress. 13 new stores including six of our new 24-hour Express stores opened during the year.

- Homeplus in **Korea** – which celebrates its tenth anniversary this year – delivered another very good performance, coping well with the twin challenges of subdued consumer spending and the task of integrating the 36 Homever stores which were acquired in September. Including the acquired stores, 3.9m square feet of space – an increase of 63% - was opened during the year. Some of last year's organic development was deferred whilst we focused on integrating Homever and our programme of new space opening this year will reflect this. The customer response to the conversion of the stores to Homeplus has been excellent, with sales uplifts on the converted stores averaging well over 50%. The performance of our Express stores, which saw sales growth of 64% in the year, has also been very encouraging.

- **Malaysia** has had an exceptional year – achieving rapid progress in sales, profits and returns as it delivers the full benefits of the Makro acquisition completed in early 2007. This success, combined with a fast rate of organic expansion, has enabled us to become market leader in a country which we entered only in 2001. Although economic growth has slowed in recent months, our strong market position plus a good pipeline of seven planned new hypermarkets in the current year, mean we can extend our lead. Clubcard, which was launched at the end of 2007, is being very well-received by customers.

* Cash return on investment (CROI) is measured as earnings before interest, tax, depreciation and amortisation, expressed as a percentage of net invested capital.

- Tesco Lotus in **Thailand** has delivered strong growth against the background of sustained political uncertainty and a weakening economy. Consumer confidence levels are low but our continued investment in improving our offer for customers has served the business well and we are continuing to outperform our major competitors. Our small format stores – particularly Talad (supermarkets) and Express stores, which are very popular with customers in the larger cities – have seen very good growth in both sales and profit.

Europe. Our European growth for the year as a whole has been strong, helped overall by favourable exchange rate movements. During the second half, the effects of the global economic slowdown have been felt in all of our markets – reflected in slowing GDP growth and deteriorating consumer confidence and spending levels.

Inevitably, our businesses have been impacted, resulting in slower growth in sales and profit at constant exchange rates from last Autumn onwards. Whilst our food and grocery categories have remained robust – and we have seen excellent market share performances across our markets – non-food sales, principally of hardlines, have been subdued and this has held back hypermarket growth in particular. Our multi-format approach has helped to mitigate this and we have seen very good growth in our smaller-format stores, particularly in Central Europe, and these remain a priority in our expansion plans.

The work we have done on Pan-European sourcing of Tesco own-brand and general merchandise has further strengthened our competitive position in the region. We have fully launched the equivalent of our UK 'Discounter' brands in several markets and customer feedback has been very encouraging. The performance of Cherokee and Florence & Fred clothing in Europe has also been pleasing and we have taken significant market share. Overall clothing sales are up 11%, including 6% like-for-like growth – with children's garment sales increasing by 43%.

- In the **Czech Republic**, levels of consumer demand have been affected both by the slow-down in the economy and by the increasing scale of cross-border shopping into neighbouring Germany, driven by the strength of the Koruna. Despite this, good cost control (offsetting investment in lower prices, better pay rates and improved service levels) and continued expansion delivered solid growth in profits in the year. Our early Express stores have been well-received by customers in central Prague and we are continuing a programme of refits – and in some cases major redevelopments – of our department stores. This included the complete remodelling of our large department store in Leberec, which was completed last month.

- **Hungary** has endured a serious economic recession for approaching three years. However, our strategy of cutting costs and investing in lowering prices and expanding our store network is continuing to yield good results and we have been able to sustain profit growth this year in very challenging circumstances. Like-for-like sales growth (ex-petrol) was positive and we are outperforming most of our competitors, with our market share growing to 17%. Our new store opening programme delivered a 13% increase in our space through 14 large hypermarkets and 12 smaller format stores.

- In **Poland**, our business has delivered a very strong performance, including robust growth in sales and profits. This was achieved in the context of competitive trading conditions and significant wage investment and energy cost inflation during the year. Having successfully completed the integration of the former Leader Price stores – where the cumulative sales uplift on conversion is now approaching 60% - we have resumed faster organic expansion, with six large new hypermarkets and 12 compact hypermarkets opened in the year. Overall like-for-like growth was solid, with small formats seeing stronger growth than hypermarkets. We have recently introduced a new range of 700 'Discounter' brand products and these are proving very popular with customers.

- A solid performance from Tesco **Ireland** produced another year of growth despite the extremely difficult economic climate and trading conditions have worsened in recent months. A combination of very tight cost control and more international buying have

helped us invest in lowering prices for customers. These investments have become even more necessary given the steep rise in cross-border shopping into Northern Ireland encouraged by the decline in Sterling relative to the Euro – which has seen an estimated 4% of the total market move over the border. The benefits of our new distribution centre at Donabate have delivered substantial efficiencies and improved stock management, and we have also seen strong performance from our new stores.

- In **Slovakia** we saw excellent growth, although the adoption of the Euro in January 2009 gave rise to conversion costs and, given the weakening currencies relative to the Euro in bordering countries, we saw the emergence of cross-border shopping as well towards the end of the year. This has impacted sales in recent months. From our strong market-leading position, and with an excellent and growing network of multi-format stores, we have coped well with the tougher market conditions and achieved good market share gains.

- In **Turkey**, Kipa, which is one of our smallest but fastest-growing businesses, has seen strong sales, driven by the growth of new space, but pressure on margins resulting from the sharp contraction in the economy and consumer demand during recent months. We are continuing to see growth in share in a very fragmented market but given the severity of the downturn in Turkey, we have decided to slow our rate of expansion for the time being. Turkey remains an important strategic longer-term opportunity for us as a large, growing and relatively under-developed retail market.

United States. Fresh & Easy has made good progress. We are now trading from 115 stores and the early openings have moved strongly into like-for-like growth. Whilst it is still early days, and the economic environment into which we originally launched the business has markedly changed, customers' very positive feedback on our offer has continued to surpass our expectations. Research confirms that they love the quality and freshness of our ranges, as well as the prices and the convenient locations of the stores.

The normal process of adapting a new format to fully meet the needs of customers locally has resulted in some changes to the product ranges, the introduction of a limited number of promotions and special offers, as well as improvements to the ambience of the stores. These changes have been well-received and consequently we are seeing very strong growth in customer numbers per store.

Given the scale of the economic downturn, particularly in Las Vegas, Phoenix and the Inland Empire region of California, we are also seeing increased demand from customers looking to make stretched household budgets go further – through more affordable products, larger pack sizes and additional range in some categories, such as grocery and frozen food. We are looking to meet these needs by making further changes to the stores.

As previously announced, we are taking a more cautious approach to expansion by maintaining instead of accelerating the rate of new store opening, until economic conditions start to improve in the Western states in which we operate. We opened 62 new stores in the year with 0.6m square feet of selling space and we expect to open a similar number during the current year, mostly in the second half.

Last April, with our Preliminary Results, we said that initial US trading losses would total around £100m in the 2008/9 financial year. US trading losses in 2008/9 were higher than expected, at £142m, principally as a result of the adverse movement in the Dollar : Sterling exchange rate during the second half and higher overhead costs linked to our more prudent rate of new store opening. We expect a similar loss in the current year.

CORE UK

In the UK, Tesco coped well with recovering competitors and a difficult non-food market, particularly in the second half, to deliver solid progress in the year. UK retail sales grew by 9.1%, including a like-for-like increase, including petrol, of 4.3% (3.0% excluding petrol). Both customer numbers and spend per visit increased and we also delivered robust margin and profit improvement.

In the current year we expect to trade the business harder to give what help we can to families whose budgets have become stretched and who are worried about their jobs. Our competitive offer is strong and we are investing more in cutting prices, sharpening our promotions and putting even more affordable products on our shelves, particularly through the launch of more 'Discounter' ranges. Whilst price and value matters more to many customers at times like these, as always, we are improving all aspects of the shopping trip, including service and availability. As part of this, we are planning to relaunch and invest substantially more in Clubcard – our unique way of saying "thank you" to our customers - in the coming weeks.

Step-Change. Our step-change programme – which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco – is now in its twelfth year. By changing the way we do business, sometimes involving large-scale alterations to the way we manage people, products, stores and administrative tasks, we are able to make substantial improvements in the effectiveness and productivity of our operations.

We have picked up the pace on a number of these often long-term cross-functional projects and savings in the year amounted to £540m. We plan to deliver similar savings in the current year of around £550m. Most of these savings will go back into improving our offer for customers. Some examples of these projects are:

- Savings in the supply chain – from more shelf-ready packaging, reconfiguring of our depot network, increased vehicle utilisation and more productive work methods in depots and stores – mean that, for example, distribution costs have been held in cash terms and reduced in percentage of sales terms. This has been achieved despite higher fuels costs.
- We have significantly increased the level of capital investment in energy-saving projects across the business – in new refrigeration, store lobbies, and lighting – delivering significant reductions in consumption and helping us to absorb rising utility costs. Energy consumption in Tesco fell by 8% last year despite business growth.
- We now have 3,100 employees at our Hindustan Global Support Centre in Bangalore, India, which provides IT and administrative support to our UK and International operations – from software development to management accounting and payroll.
- The introduction of new checkout technology for stores, which is faster, more accurate and easier for staff, has continued to reduce costs and improve customer service. For example, around 25% of our UK customer transactions are through self-service checkouts.

New Space. We opened a total of 2.0m square feet of new sales area in 2008/9, of which 362,000 square feet was in store extensions, principally for Extra. We opened another 11 Extra hypermarkets – six from extensions to existing stores and five new stores, bringing the total to 177, with a further 15 planned this year. Extra now represents 40% of our total sales area. We also opened 21 new superstores and 125 new Express stores, bringing the overall total number of Tesco stores to 2,282.

In the current year, we aim to open a similar amount of new space across our formats – equivalent to an additional 6.4% of sales area.

NON-FOOD

Tesco's large general merchandise business has been resilient despite the challenges posed by weakening demand as consumers cut back on discretionary spending. Price reductions, stronger promotions – particularly of smaller ticket items and a focus on particular categories such as electronics - plus an excellent performance from Tesco Direct, have supported good market share growth. The profitability of our non-food business has also been pleasing.

UK non-food sales rose by 5% in the year, compared with 9% in 2007/8, with total non-food sales increasing to £8.7bn (included in reported UK sales). Second half like-for-like was encouraging, showing a small improvement versus Quarter 2, with a stable performance in Quarter 4 compared with Quarter 3.

We saw growth in some hardlines categories – particularly in electrical goods, games and entertainment – and also in pharmacy. Home related categories, reflecting the slowdown in the housing market, were more challenging – particularly furniture, DIY and cookware. Clothing sales reduced by 2% in the year, but outperformed the market - with good growth in menswear and an improving trend in childrenswear, with a stronger second half performance.

Tesco Direct, which is managed within Tesco.com, is designed to extend the reach of our non-food offer by making it more available to customers via the internet and catalogues and is now established and thriving. It has delivered excellent sales growth and reduced losses as planned. We issued 11.5m catalogues last year and now have 12,500 products available on-line. The popularity of our in-store Direct desks, which are now in 231 stores, continues to increase as more customers order and collect items from their local Tesco. We plan to add clothing to our on-line offer later this year.

Group non-food sales rose 6% to £12.5bn, including £3.8bn in International.

RETAILING SERVICES

This year has seen an increased focus on our strategy for growth in retailing services – where we now have substantial, profitable businesses with long-term potential both in the UK and internationally. At the time of our announcement last July of our acquisition from The Royal Bank of Scotland Group PLC (RBSG) of its 50% shareholding in TPF, we set a target to grow the profitability of the services businesses from a little under £400m in 2007/8 to £1bn during the next few years. We are committing more capital, management and other resources to support this growth.

Tesco Personal Finance. We completed the purchase of the 50% of TPF owned by RBSG on 19 December 2008, for cash consideration of around £950m. The business is profitable and well-capitalised, which is a strong platform from which to pursue our plans to develop TPF from a successful, popular collection of financial products to a full-service retail bank in the years ahead. The new team, combining experienced management from Tesco and from the banking industry, is coming together well. Their focus for the time being is on migrating systems and customer support over to our own platforms, beginning the development of a branch network in Tesco stores and growing the business, both through existing and new products.

Overall TPF has delivered a good performance, despite the challenging conditions in its markets and the protracted period between the announcement of the acquisition and its completion. The following commentary on the performance of the business relates to the TPF pro-forma income statement and actual balance sheet, which can be found in Appendix 1 of this release, covering the year to 28 February 2009.

- **Profit.** Underlying profit before tax, which excludes the amortisation of intangible assets linked to the acquisition, was £244m. This performance was achieved against the background of an increase in bad debts, particularly during the second half of the year, although TPF's bad debt experience remains significantly better than the banking industry average. Profit before tax and minority interest was £212m, which was also a pleasing performance in the context of the broader economic conditions. Under IFRS, we are

required to amortise intangible assets arising on acquisition. This non-cash charge for the period was £32m and we expect this to increase to approximately £130m in 2009/10 and reduce thereafter.

Total revenue was £949m – generated by a combination of interest income and fees. The key products generating interest income (savings, loans and credit cards) all held up well in the current climate. In fee income, there was good growth from both credit cards and the ATM estate. Underlying costs included an increased investment in Tesco Compare and the planned rise in overhead cost as the business prepares for a faster rate of growth. Impairment losses on the cards and loans portfolios increased in the second half against the background of deteriorating market conditions.

- **Capital and liquidity.** TPF's core Tier 1 capital ratio is 12%. Looking forward, TPF has strong earnings retention to support planned business growth and the funding and liquidity position of the business has also improved as a result of the successful re-launch of TPF as a savings brand. This is demonstrated by the near-doubling of balances from £2.5bn in mid-October to in excess of £4.5bn by the year-end. Combined with securing long-term wholesale funding, this has transformed TPF's liquidity position – providing high quality liquid assets and net short-term wholesale cash over £2bn as at year end.

- **Commercial.** Average lending balances grew slightly in the year, even after tightening lending criteria to reflect the deteriorating economic conditions. Good growth has been maintained in the customer base with total accounts and policies increasing by 8%. The ATM network continues to grow with over 2,700 now located across the Tesco store portfolio, which account for 12% of total market volumes. The insurance business continues to be a significant contributor to the overall profits, accounting for over 65% of the underlying profit. New asset quality has remained stable over 2008 and portfolio performance remains favourable to the industry. TPF continues to closely monitor portfolio and new business quality. However, the challenging economic conditions throughout the year have resulted in some increase in bad debt levels and fraud. The reduction in bank rates in recent months has, however, helped lending margins, a trend which has continued into 2009/10. TPF uses a range of techniques to ensure that risk and reward is balanced and remains committed to responsible lending.

tesco.com delivered another excellent performance, with our on-line businesses achieving a 20% increase in sales to £1.9bn, with profits, after initial start-up losses on Tesco Direct, rising to £109m. We are continuing to see robust growth in customer and order numbers and operationally the business made further progress, with improved product availability, and strong productivity. Growth in the international businesses – in Korea and Ireland – was very strong.

Tesco Telecoms. Telecoms had a good year, with particularly robust growth in Tesco Mobile. Mobile saw double-digit growth in customer numbers in a flat pre-pay phone market and an encouraging early performance from our new pay-monthly tariffs, which were launched during the year. Tesco Mobile retained its status as the best service in the market for overall customer satisfaction.

COMMUNITY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Actively supporting our local communities. We play a positive role in our local communities and work hard to be a good neighbour.

We now have Community Champions in 65 stores and five depots in the UK, each working with local schools, charities and services to support the causes that matter most to our customers, where they live. The Champions have a strong positive impact on our customers. In recent research over 60% of customers who are aware of these activities tell us they believe their community has benefited and they feel more favourable to Tesco as a result. We are already rolling out Community Champions in the Czech Republic, Slovakia, China and Malaysia.

Our staff broke all records for our Charity of the Year, raising over £6m for Marie Curie Cancer Care to fund an additional 300,000 hours of nursing care for over 5,000 terminally ill patients and their families.

Our new Tesco for Schools and Clubs scheme is now running in our UK stores. With a catalogue spanning five different areas of the curriculum, customers can collect vouchers for anything their local school needs, whether that is a laptop, a new set of skipping ropes or a composting bin. We have had successful schools programmes in Ireland for 11 years now, in Poland for eight, and this year is the first year of Shop for Schools in the US.

In recent months, we have also moved some £11m worth of business back to UK suppliers, supporting domestic order books and production and safeguarding employment.

Caring for the environment. We opened our greenest store yet at Cheetham Hill in Manchester, with a carbon footprint 70% below that of a typical store. This is the latest step in our quest for a Zero Carbon store, with environmental stores opening in all countries.

We have significantly increased the level of capital investment in energy-saving projects across the business – in new refrigeration, store lobbies, and lighting – delivering significant reductions in consumption and helping us to absorb rising utility costs. Energy consumption in Tesco fell by 8% last year despite business growth.

Green Clubcard points have encouraged our customers to recycle, with recycling rates doubling where we have our automated recycling machines and over 9.5m Clubcard customers now reusing their bags in the UK. Our customers are now using 50% fewer plastic bags than they did in May 2006, saving three billion bags since we introduced our Green Clubcard points in August 2006. This July, Tesco Malaysia became the first country outside the UK to launch Green Clubcard points to help customers use fewer carrier bags, issuing over 14,000 points in the first week of the reward scheme.

We were the first retailer in the world to carbon label products, with 100 products labelled in the UK already, and many more in the pipeline. Ireland is following suit with 14 products, and South Korea is starting carbon labelling this year.

Our leadership on climate change has been recognised through a number of awards internationally, including the prestigious Business in the Community Leadership in the Environment Award, and the Sustainable Management Award in South Korea.

Giving customers healthy choices. We have met our target of getting two million people active three years early, with 750,000 women running Race for Life, half a million children signed up to the FA Skills programme and 750,000 taking part in the Tesco Great School Run. Our Getting Active with Tesco Lotus programme has inspired 2.4 million people in Thailand to do aerobics, and we have charitable running and walking initiatives in the Czech Republic, Slovakia and Malaysia as well as our soccer camps in the UK and China.

Buying and selling our products responsibly. We have continued to evolve our Nurture scheme which was first launched in 1992. The independently accredited quality standard assures our customers that Tesco fruit and vegetables are grown in an environmentally and ethically and responsible way. We now work with 15,000 growers in 70 countries across the world.

Good jobs and careers. As part of our promise to our people to provide 'an opportunity to get on' - during the year 65% of senior managers were appointed internally. We also appointed 3,741 new managers for stores and 149 for depots in the UK alone – with 86% coming from within Tesco.

Looking ahead.

- This year, we plan to create 11,000 new jobs directly in the UK as we continue to open new stores and expand our services businesses, particularly TPF. Indirectly, our investment in new stores, refits and extensions will sustain more than 7,300 jobs in construction, maintenance and related areas. We also plan to create a further 15,000 jobs in our International businesses.
- This summer, we will pilot Community Fairs at stores across the country - fun days for the whole community to support local charities and featuring local suppliers.
- We will make Community Champions a stronger part of more stores and in more communities.
- We will aim to get 5.3 million people active with Tesco activity programmes around the world.
- We will continue to help customers be green and save money, through more recycling facilities and by reducing plastic bag usage even further. We will also work with our suppliers to reduce carbon emissions in our supply chain.
- We will measure the carbon footprint of 500 more products and communicate the findings to our customers. We will also continue to grow our range of green products, making it easy and affordable for our customers to make green choices.
- We will roll out the first phase of our Trading Fairly programme, ensuring our Values live throughout our supply chain and improving labour standards at the farms and factories that supply us.
- We will provide opportunities for the long-term unemployed through three new Regeneration Partnerships.

CONTACTS

Investor Relations:	Steve Webb	01992 644800
Press:	Jonathan Church	01992 644645
	Angus Maitland – Maitland	020 7379 5151

This document is available via the internet at www.tesco.com/investorcentre.

A meeting for investors and analysts will be held today at 9.00am at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB. Access will be by invitation only.

An interview with Sir Terry Leahy is available now to download in video, audio and transcript form at www.tesco.com/corporate.

ADDITIONAL DISCLOSURES:

Risks and Uncertainties

As with any business, risk assessment and the implementation of mitigating actions and controls are vital to successfully achieving the Group's strategy. The Tesco Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. The key risks and mitigating factors have not changed from those previously reported, namely:

- Business and financial strategy, including Group Treasury risk
- Operational threats and performance risk in the business, as well as competition and consolidation
- People capabilities, reputational and environmental risks
- Product safety, health and safety risks, ethical risks in the supply chain, fraud and compliance
- Property and non-food risks
- IT systems and infrastructure
- Regulatory and political environment, activism and terrorism
- Pension risks, joint venture governance and partnerships
- Funding and liquidity, interest rate and foreign currency risk management
- Credit risk, Tesco Personal Finance (TPF) and insurance

Greater detail on these risks and mitigating factors will be detailed within the 2009 Annual Report, the publication of which will be announced in due course.

Statement of Directors' Responsibilities

The Directors confirm that to the best of their knowledge this preliminary consolidated financial information has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority, International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations, as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report 2008 apart from those relating to financial services, which will be described in more detail in the Annual Report and Financial Statements 2009. In preparing the preliminary consolidated financial information, the Directors have also made reasonable and prudent judgements and estimates and prepared the preliminary consolidated financial information on the going concern basis. The preliminary consolidated financial information and management report contained herein give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group.

The Directors of Tesco PLC as at the date of this announcement are as set out below.

The Board

Directors
David Reid*
Chairman
Sir Terry Leahy
Chief Executive
Philip Clarke
Tim Mason
Lucy Neville-Rolfe CMG
Charles Allen* CBE
Patrick Cescau*
Dr Harald Einsmann*
Ken Hydon*

Rodney Chase* CBE
Deputy Chairman
Richard Brasher

Andrew Higginson
Laurie McIlwee
David Potts
Jacqueline Tammenoms Bakker*
Karen Cook*
Ken Hanna*

* Non-executive Directors

Company Secretary
Jonathan Lloyd

Appendix 1 - Tesco Personal Finance
Pro-forma Income Statement for the year ended 28 February 2009*

	Year ended 28 February 2009
	£m
Revenue	
Interest receivable and similar income	492
Fees and commissions receivable	458
	949
Cost of sales	
Interest payable	(307)
Fees and commissions payable	(15)
	(323)
Gross profit	627
Administrative expenses	
Staff costs	(22)
Premises and equipment	(37)
Other administrative expenses	(186)
Depreciation and amortisation (excluding amortisation on intangibles arising on acquisition)	(4)
	(249)
Operating profit before provisions for bad and doubtful debts	378
Provisions for bad and doubtful debts	(134)
Operating profit (excluding amortisation on intangibles arising on acquisition)	244
Minority interest	(23)
Profit after minority interest	221
Amortisation on intangibles arising on acquisition**	(32)
Profit after minority interest before tax	189

* The pro-forma income statement for the year ended 28 February 2009 excludes one-off transactions arising as a result of Tesco's acquisition of TPF.

** The amortisation charge of £32m reflects the charge from the date of acquisition to 28 February 2009. The charge is expected to be approximately £130m for 2009/10.

Tesco Personal Finance
Balance sheet as at 28 February 2009

	As at 28 February 2009 £m
Non-current assets	
Intangible assets	226
Property, plant and equipment	24
Other investments	259
Loans and advances to customers	1,470
Deferred tax assets	46
	2,025
Current assets	
Loans and advances to customers	1,918
Loans and advances to banks and other financial assets	2,129
Trade and other receivables	85
Derivative financial instruments	2
Cash and cash equivalents	37
	4,171
Current liabilities	
Trade and other payables	(80)
Financial liabilities	
- Borrowings	(588)
- Derivative financial instruments and other liabilities	(42)
Customer deposits	(4,538)
Deposits by banks	(24)
	(5,272)
Net current liabilities	(1,101)
Non-current liabilities	
Financial liabilities	
- Borrowings	(222)
Net Assets included within Tesco Group accounts*	702

** Intra-group liabilities of £237m with the Tesco Group have been eliminated on consolidation in preparing the Tesco Plc consolidated financial statements. Net assets are £465m including the intra-group liabilities.*

TESCO PLC

GROUP INCOME STATEMENT

53 weeks ended 28 February 2009

	Notes	2009 £m	2008* £m	Increase %
Continuing operations				
Revenue (sales excluding VAT)	2	**54,327**	**47,298**	**14.9**
Cost of sales		(50,109)	(43,668)	
Gross profit		**4,218**	**3,630**	**16.2**
Administrative expenses		(1,248)	(1,027)	
Profit arising on property-related items		236	188	
Operating profit	2	**3,206**	**2,791**	**14.9**
Share of post-tax profits of joint ventures and associates		110	75	
Finance income		116	187	
Finance costs		(478)	(250)	
Profit before tax		**2,954**	**2,803**	**5.4**
Taxation	3	(788)	(673)	
Profit for the year		**2,166**	**2,130**	**1.7**
Attributable to:				
Equity holders of the parent		2,161	2,124	
Minority interests		5	6	
		2,166	2,130	
Earnings per share				
Basic	5	27.50p	26.95p	2.0
Diluted	5	27.31p	26.61p	2.6
Dividend per share (including proposed final dividend)	4	11.96p	10.90p	9.7

Non-GAAP measure: underlying profit before tax	1	£m	£m	
Profit before tax		2,954	2,803	5.4
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements		88	(49)	
IAS 19 Income Statement charge for pensions	6	403	414	
'Normal' cash contributions for pensions	6	(376)	(340)	
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods		27	18	
IFRS 3 Amortisation charge from intangible assets arising on acquisition		32	-	
Underlying profit before tax		**3,128**	**2,846**	**9.9**
Underlying diluted earnings per share	5	28.92p	27.02p	7.0

* Results for the year ended 23 February 2008 include 52 weeks of operation.

TESCO PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
53 weeks ended 28 February 2009

	Notes	2009 £m	2008* £m
Change in fair value of available-for-sale investments		3	(4)
Foreign currency translation differences		(275)	38
Total (loss)/gain on defined benefit pension schemes	6	(629)	187
Gain/(loss) on cash flow hedges:			
- Net fair value gains/(losses)		505	66
- Reclassified and reported in the Income Statement		(334)	(29)
Tax on items taken directly to equity		435	123
Net (loss)/income recognised directly in equity		**(295)**	**381**
Profit for the year		2,166	2,130
Total recognised income and expense for the year		**1,871**	**2,511**

	Notes	2009 £m	2008* £m
Attributable to:			
Equity holders of the parent	9	1,872	2,500
Minority interests		(1)	11
		1,871	2,511

* Results for the year ended 23 February 2008 include 52 weeks of operation.

TESCO PLC
GROUP BALANCE SHEET
28 February 2009

	Note	28 February 2009 £m	23 February 2008 £m
Non-current assets			
Goodwill and other intangible assets		4,027	2,336
Property, plant and equipment		23,152	19,787
Investment property		1,539	1,112
Investments in joint ventures and associates		62	305
Other investments		259	4
Loans and advances to customers		1,470	-
Derivative financial instruments		1,478	216
Deferred tax assets		21	104
		32,008	23,864
Current assets			
Inventories		2,669	2,430
Trade and other receivables		1,798	1,311
Loans and advances to customers		1,918	-
Loans and advances to banks and other financial assets		2,129	-
Derivative financial instruments		382	97
Current tax assets		9	6
Short-term investments		1,233	360
Cash and cash equivalents		3,509	1,788
		13,647	5,992
Non-current assets classified as held for sale		398	308
		14,045	6,300
Current liabilities			
Trade and other payables		(8,522)	(7,277)
Financial liabilities			
- Borrowings		(4,059)	(2,084)
- Derivative financial instruments and other liabilities		(525)	(443)
Customer deposits		(4,538)	-
Deposits by banks		(24)	-
Current tax liabilities		(362)	(455)
Provisions		(10)	(4)
		(18,040)	(10,263)
Net current liabilities		(3,995)	(3,963)
Non-current liabilities			
Financial liabilities			
- Borrowings		(12,391)	(5,972)
- Derivative financial instruments and other liabilities		(302)	(322)
Post-employment benefit obligations	6	(1,494)	(838)
Other non-current payables		(68)	(42)
Deferred tax liabilities		(696)	(802)
Provisions		(67)	(23)
		(15,018)	(7,999)
Net assets		12,995	11,902

TESCO PLC
GROUP BALANCE SHEET (continued)
28 February 2009

	Note	28 February 2009 £m	23 February 2008 £m
Equity			
Share capital		395	393
Share premium account		4,638	4,511
Other reserves		40	40
Retained earnings		7,865	6,871
Equity attributable to equity holders of the parent		12,938	11,815
Minority interests		57	87
Total equity	9	12,995	11,902

TESCO PLC

GROUP CASH FLOW STATEMENT
53 weeks ended 28 February 2009

	Note	2009 £m	2008* £m
Cash flows from operating activities			
Cash generated from operations	7	4,978	4,099
Interest paid		(562)	(410)
Corporation tax paid		(456)	(346)
Net cash from operating activities		**3,960**	**3,343**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(1,275)	(169)
Purchase of property, plant and equipment and investment property		(4,487)	(3,442)
Proceeds from sale of property, plant and equipment		994	1,056
Purchase of intangible assets		(220)	(158)
Increase in loans to joint ventures		(242)	(36)
Investments in joint ventures and associates		(30)	(61)
Investments in short-term investments		(1,233)	(360)
Proceeds from sale of short-term investments		360	-
Dividends received		69	88
Interest received		90	128
Net cash used in investing activities		**(5,974)**	**(2,954)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		130	138
Proceeds from sale of ordinary share capital to minority interests		-	16
Increase in borrowings		7,387	9,333
Repayment of borrowings		(2,733)	(7,593)
New finance leases		-	119
Repayments of obligations under finance leases		(18)	(32)
Dividends paid		(883)	(792)
Dividends paid to minority interests		(3)	(2)
Own shares purchased		(265)	(775)
Net cash from in financing activities		**3,615**	**412**
Net increase in cash and cash equivalents		**1,601**	**801**
Cash and cash equivalents at beginning of the year		**1,788**	**1,042**
Effect of foreign exchange rate changes		120	(55)
Cash and cash equivalents at the end of year		**3,509**	**1,788**

* Results for the year ended 23 February 2008 include 52 weeks of operation.

Reconciliation of net cash flow to movement in net debt
53 weeks ended 28 February 2009

	Notes	2009 £m	2008* £m
Net increase in cash and cash equivalents		1,601	801
Elimination of net increase in TPF cash and cash equivalents		(37)	-
Net cash inflow from debt and lease financing		(4,636)	(1,827)
Short-term investments		873	360
Movement in joint venture loan receivables		242	36
Debt acquired on acquisition of Homever		(611)	-
Transfer of JV loan receivable on acquisition of TPF		(91)	-
Other non-cash movements		(759)	(691)
Increase in net debt for the year		(3,418)	(1,321)
Opening net debt		(6,182)	(4,861)
Closing net debt	8	**(9,600)**	**(6,182)**

NB: The reconciliation of net cash flow to movement in net debt is not a primary statement and does not form part of the cash flow statement but forms part of the notes to the accounts.

* Results for the year ended 23 February 2008 include 52 weeks of operation.

The unaudited preliminary consolidated financial information for the 53 weeks ended 28 February 2009 was approved by the Directors on 20 April 2009.

NOTE 1 Basis of preparation

This unaudited preliminary consolidated financial information has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority and International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations, as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report and Financial Statements 2008, apart from those relating to financial services which will be described in more detail in the Annual Report and Financial Statements 2009. The auditors have confirmed that they are not aware of any matter that may give rise to a modification to their audit report.

The results for the 53 weeks ended 28 February 2009 include 53 weeks of trading for the UK, Republic of Ireland (ROI) and United Stated (US) businesses.

This consolidated financial information does not constitute statutory financial statements for the 53 weeks ended 28 February 2009 or the 52 weeks ended 23 February 2008 as defined in section 240 of the Companies Act 1985. The Annual Report and Financial Statements for the 52 weeks ended 23 February 2008 have been filed with the Registrar of Companies and the Annual Report and Financial Statements for 2009 will be filed with the Registrar of Companies in due course.

Use of non-GAAP profit measures

Underlying profit

The Directors believe that underlying profit and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements – under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and when practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

  Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the result for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance. During 2008/9, £10m (2007/8 - £nil) of the IAS 32 and IAS 39 charge arose in share of post-tax profits of joint ventures and associates, with the remainder arising in finance income/costs.

- IAS 19 Income Statement charge for pensions - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yields rates vary over time which in turn creates volatility in the Income Statement and Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects

NOTE 1 Basis of preparation (continued)

Use of non-GAAP profit measures (continued)

Underlying profit (continued)

makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

Therefore within underlying profit we have included the 'normal' cash contributions within the measure but excluded the volatile element of IAS 19 to represent what the group believes to be a fairer measure of the cost of providing post-employment benefits.

- IAS17 'Leases' – impact of annual uplifts in rent and rent-free periods – The amount charged to the Income Statement in respect of operating lease costs and incentives is expected to increase significantly as the Group expands its International business. The leases have been structured in a way to increase annual lease costs as the businesses expand. IAS 17 requires the total cost of a lease to be recognised on a straight-line basis over the term of the lease, irrespective of the actual timing of the cost. The impact of this straight-line treatment in 2008/9 was an adverse charge of £27m (2007/8 - £18m) to the Income Statement after deducting the impact of this straight-line treatment recognised as rental income within share of post-tax profits of joint ventures and associates.
- IFRS 3 'Business Combinations'- Amortisation charge from intangible assets arising on acquisition – under IFRS 3 intangible assets are separately identified and valued. The intangible assets are required to be amortised on a straight-line basis over their useful economic lives and as such is a non-cash charge that does not reflect the underlying performance of the business acquired.
- Exceptional items – due to their significance and special nature, certain other items which do not reflect the Group's underlying performance are excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends, consequently, they are excluded from the underlying profit of the Group. There are no exceptional items in 2008/9 and 2007/8.

Segmental trading profit

Segmental trading profit is an adjusted measure of operating profit, which measures the performance of each geographical segment before profit/(loss) arising on property-related items, impact on leases of annual uplifts in rent and rent-free periods, amortisation charge from intangible assets arising on acquisition and replaces the IAS 19 pension charge with the 'normal' cash contributions for pensions.

NOTE 2 Segmental analysis

The Board has determined that the primary segmental reporting format is geographical, based on the Group's management and internal reporting structure.

In 2007/8, the UK reporting segment included the start-up operations in the United States of America (US), which were not material. The results of the US business have been reported as a separate reporting segment within International in our results for 2008/9. The comparatives have been restated to reflect the US as a separate segment. The main impact of this is to transfer sales of £16m and a operating loss of £67m from the UK segment to the US segment in 2007/8.

In addition, the UK reporting segment includes the results for Tesco Personal Finance Group Limited (TPF) for 2008/9 from the date of acquisition (see note 10).

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey.

NOTE 2 Segmental analysis (continued)

The Asia reporting segment includes Thailand, South Korea, Malaysia, China, Japan and India. It also includes the results of Homever for 2008/9 from the date of acquisition (see note 10).

	53 weeks ended 28 February 2009			52 weeks ended 23 February 2008 (restated)		
	Sales including VAT	Revenue excluding VAT	Operating profit/ (loss)	Sales including VAT	Revenue excluding VAT	Operating profit/ (loss)
	£m	£m	£m	£m	£m	£m
Continuing operations						
UK	41,520	38,191	2,540	37,933	34,858	2,164
Rest of Europe	10,120	8,862	479	7,836	6,872	400
Asia	7,578	7,068	343	5,988	5,552	294
United States	208	206	(156)	16	16	(67)
	59,426	54,327	3,206	51,773	47,298	2,791
Share of post-tax profit of joint ventures and associates			110			75
Net finance costs			(362)			(63)
Profit before tax			2,954			2,803
Taxation			(788)			(673)
Profit for the year			**2,166**			**2,130**

Reconciliation of operating profit to trading profit

	53 weeks ended 28 February 2009					52 weeks ended 23 February 2008 (restated)				
	UK	Rest of Europe	Asia	United States	Total	UK	Rest of Europe	Asia	United States	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit/(loss)	**2,540**	**479**	**343**	**(156)**	**3,206**	**2,164**	**400**	**294**	**(67)**	**2,791**
Adjustments:										
(Profit)/loss arising on property-related items	(263)	14	8	5	(236)	(188)	(5)	3	2	(188)
IAS 19 Income Statement charge for pensions	410	6	12	-	428	446	5	10	-	461
'Normal' cash contributions for pensions	(358)	(3)	(15)	-	(376)	(328)	(3)	(9)	-	(340)
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods	20	-	7	9	36	18	-	6	3	27
IFRS3 Amortisation charge from intangible assets arising on acquisition	32	-	-	-	32	-	-	-	-	-
Trading profit	**2,381**	**496**	**355**	**(142)**	**3,090**	**2,112**	**397**	**304**	**(62)**	**2,751**
Trading margin	6.2%	5.6%	5.0%	n/a	5.7%	6.1%	5.8%	5.5%	n/a	5.8%

NOTE 3 Taxation

	2009 £m	2008 £m
UK	669	569
Overseas	119	104
	788	673

NOTE 4 Dividends

	2009 Pence/share	2008 Pence/share	2009 £m	2008 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend for the prior financial year	7.70	6.83	603	541
Interim dividend for the current financial year	3.57	3.20	280	251
	11.27	**10.03**	**883**	**792**
Proposed final dividend for the current financial year	8.39	7.70	662	605

The proposed final dividend was approved by the Board on 20 April 2009 but has not been included as a liability as at 28 February 2009, in accordance with IAS 10 'Events after the balance sheet date'.

NOTE 5 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year (adjusted for the effects of potentially dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

All operations are continuing for the years presented.

	2009			2008		
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit (£m)	2,161	-	2,161	2,124	-	2,124
Weighted average number of shares (millions)	7,859	53	7,912	7,881	102	7,983
Earnings per share (pence)	27.50	(0.19)	27.31	26.95	(0.34)	26.61

There have been no transactions involving ordinary shares between the reporting date and the date of approval of this preliminary financial information which would significantly change the earnings per share calculations shown above.

NOTE 5 Earnings per share and diluted earnings per share (continued)

Reconciliation of non-GAAP underlying diluted earnings per share

	2009		2008	
	£m	pence/ share	£m	pence/ share
Profit				
Earnings from operations	2,161	27.31	2,124	26.61
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' - Fair value remeasurements	88	1.11	(49)	(0.61)
IAS 19 Income Statement change for pensions	403	5.09	414	5.19
'Normal' cash contributions for pensions	(376)	(4.75)	(340)	(4.26)
IAS17 'Leases' - impact of annual uplifts in rent and rent-free periods	27	0.34	18	0.22
IFRS 3 Amortisation charge from intangible assets arising on acquisition	32	0.41	-	-
Tax effect of adjustments at the effective rate of tax (2009 - 26.7%; 2008 - 24.0%)	(47)	(0.59)	(10)	(0.13)
Underlying earnings from operations	**2,288**	28.92	**2,157**	27.02

Underlying diluted earnings per share reconciliation

	2009 %	2009 £m	2008 %	2008 £m
Underlying profit before tax		3,128		2,846
Effective tax rate	26.7%	(835)	24.0*	(683)
Minority interests		(5)		(6)
Total		2,288		2,157
Underlying diluted earnings per share (pence)*		28.92		27.02p

* In 2007/8, agreement was reached with HMRC on settling prior year tax items. Removing the one-off impact of settling prior year tax items with HMRC, the normalised tax rate was 28.9%.

NOTE 6 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements covering funded defined contribution and both funded and unfunded defined benefit schemes. The most significant of these are funded defined benefit pension schemes for the Group's employees in the UK and the Republic of Ireland.

Principal Assumptions

The valuations used for IAS 19 have been based on the most recent actuarial valuations as at 31 March 2008 and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 28 February 2009. The major assumptions, on a weighted average basis, used by the actuaries were as detailed below.

	28 February 2009 %	23 February 2008 %
Discount rate	6.5	6.4
Price inflation	3.2	3.5
Rate of increase in salaries	3.7	5.0
Rate of increase in pensions in payment*	3.1	3.5
Rate of increase in deferred pensions*	3.2	3.5
Rate of increase in career average benefits	3.2	3.5

*In excess of any Guaranteed Minimum Pension (GMP) element.

At 28 February 2009, the mortality assumptions have been strengthened. The base mortality tables previously disclosed in the Group's 2007/08 Annual Report have been updated in line with medium cohort improvements with a minimum improvement of 1% per annum from 31 March 2008 to 28 February 2009. In addition, the allowance for future mortality improvements has been changed to incorporate medium cohort improvements with a minimum improvement of 1% per annum.

The following table illustrates the expectation of life of an average member retiring at age 65 at the Balance Sheet date and a member reaching age 65 at the same date +25 years.

		At 28 Feb 2009 in years	At 23 Feb 2008 in years	At 24 Feb 2007 in years
Retiring at Reporting date at age 65	Male	21.5	19.0	17.5
	Female	23.3	23.3	21.9
Retiring at Reporting date +25 years at age 65	Male	23.9	20.6	18.4
	Female	25.8	24.7	23.0

NOTE 6 Post-employment benefits (continued)

Movement in the deficit during the year

The movement in the deficit during the year was as follows:

	2009 £m	2008 £m
Deficit in schemes at the beginning of the year	**(838)**	**(950)**
Current service cost	(428)	(461)
Other finance income	25	47
Contributions by employer	376	340
Foreign currency translation differences	(2)	1
Actuarial (loss)/gain	(627)	186
Acquisitions	-	(1)
Deficit in schemes at the end of the year	**(1,494)**	**(838)**

NOTE 7 Reconciliation of profit before tax to net cash generated from operations

	2009 £m	2008 £m
Profit before tax	2,954	2,803
Net finance costs	362	63
Share of post-tax profits of joint ventures and associates	(110)	(75)
Operating profit	3,206	2,791
Depreciation and amortisation	1,189	992
Profit arising on property-related items	(236)	(188)
Profit arising on sale of non property-related items	3	-
Net impairment/(reversal of impairment) of property, plant and equipment	(22)	(10)
Adjustment for non-cash element of pension charges	52	121
Share-based payments	204	199
Increase in inventories	(95)	(376)
Decrease / (increase) in trade and other receivables	79	(71)
Increase in trade and other payables	691	641
TPF increase in loans and advances to customers	(20)	-
TPF increase in loans and advances to banks and other financial assets	(2,126)	-
TPF increase in customer and bank deposits, and other financial liabilities including borrowings	2,053	-
Increase in working capital	582	194
Cash generated from operations	**4,978**	**4,099**

NOTE 8 Analysis of changes in net debt

	At 23 February 2008	Cash flow	Acquisitions	Other non-cash movements	Elimination of TPF working capital	At 28 February 2009
	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	1,788	1,601	-	120	(37)	3,472
Short term investments	360	873	-	-	-	1,233
Finance lease receivables	5	(5)	-	-	-	-
Joint venture loan receivables	173	242	(91)	(62)	-	262
Derivative financial instruments	313	(183)	-	1,730	(2)	1,858
Cash and receivables	**2,639**	**2,528**	**(91)**	**1,788**	**(39)**	**6,825**
Bank and other borrowings	(2,033)	(1,025)	(611)	(343)	588	(3,424)
Finance lease payables	(51)	23	-	(19)	-	(47)
Derivative financial instruments	(443)	941	-	(1,023)	42	(483)
Debt due within one year	**(2,527)**	**(61)**	**(611)**	**(1,385)**	**630**	**(3,954)**
Bank and other borrowings	(5,757)	(5,290)	-	(1,148)	222	(11,973)
Finance lease payables	(215)	-	-	19	-	(196)
Derivative financial instruments	(322)	53	-	(33)	-	(302)
Debt due after one year	**(6,294)**	**(5,237)**	**-**	**(1,162)**	**222**	**(12,471)**
	(6,182)	**(2,770)**	**(702)**	**(759)**	**813**	**(9,600)**

NOTE 9 Reconciliation of movements in equity

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 23 February 2008	393	4,511	40	6,871	11,815	87	11,902
Total recognised income and expense for the period	-	-	-	1,872	1,872	(1)	1,871
Share-based payments	-	-	-	204	204	-	204
Purchase of minority interest	-	-	-	-	-	(26)	(26)
Dividends paid to minority interests	-	-	-	-	-	(3)	(3)
New share capital subscribed less expenses	3	127	-	-	130	-	130
Share buy-backs	(1)	-	-	1	-	-	-
Purchase of treasury shares	-	-	-	(165)	(165)	-	(165)
Equity dividends authorised in the period	-	-	-	(883)	(883)	-	(883)
Fair value reserve arising on acquisition of TPF	-	-	-	(35)	(35)	-	(35)
At 28 February 2009	**395**	**4,638**	**40**	**7,865**	**12,938**	**57**	**12,995**

NOTE 9 Reconciliation of movements in equity (continued)

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 24 February 2007	397	4,376	40	5,693	10,506	65	10,571
Total recognised income and expense for the period	-	-	-	2,500	2,500	11	2,511
Share-based payments	-	-	-	199	199	-	199
Purchase of minority interest	-	-	-	47	47	(27)	20
Minority interest on acquisition of subsidiaries	-	-	-	-	-	38	38
New share capital subscribed less expenses	3	135	-	-	138	-	138
Share buy-backs	(7)	-	-	(658)	(665)	-	(665)
Purchase of treasury shares	-	-	-	(118)	(118)	-	(118)
Equity dividends authorised in the period	-	-	-	(792)	(792)	-	(792)
At 23 February 2008	**393**	**4,511**	**40**	**6,871**	**11,815**	**87**	**11,902**

NOTE 10 Business Combinations

Tesco Personal Finance Group Limited

On 19 December 2008, the Group acquired the remaining 50% of Tesco Personal Finance Group Limited, a provider of banking and other financial services in the United Kingdom, changing it from a joint venture to a wholly owned subsidiary undertaking.

The fair value of the identifiable assets and liabilities of Tesco Personal Finance Group Limited as at the date of acquisition were:

	Pre-acquisition carrying amounts	Fair value adjustments	Provisional values on acquisition
	£m	£m	£m
Property, plant and equipment	24	(3)	21
Intangible assets	-	259	259
Loans and advances to banks	3	-	3
Loans and advances to customers	3,715	(347)	3,368
Other investments	259	-	259
Trade and other receivables	158	-	158
Deferred tax asset	12	40	52
Bank overdraft	(92)	-	(92)
Customer deposits	(3,175)	-	(3,175)
Trade and other payables	(177)	(18)	(195)
Borrowings	(226)	-	(226)
Net assets/(liabilities)	501	(69)	432
Fair value of acquired net assets of existing interest			(216)
Net assets acquired			216
Goodwill arising on acquisition			767
			983
Consideration:			
Cash consideration			955
Costs associated with the acquisition			28
Total consideration			**983**

NOTE 10 Business Combinations (continued)

Homever

On 30 September 2008, the Group acquired 100% of the share capital of Homever, a retailer in South Korea.

The fair value of the identifiable assets and liabilities of Homever as at the date of acquisition were:

	Pre-acquisition carrying amounts £m	Adjustments to align accounting policies £m	Fair value adjustments £m	Provisional values on acquisition £m
Property, plant and equipment	643	2	37	682
Intangible assets	96	(2)	(83)	11
Other non current assets	63	-	(3)	60
Deferred tax asset	1	-	(1)	-
Inventories	45	-	(8)	37
Trade and other receivables	32	-	(5)	27
Cash and cash equivalents	16	-	-	16
Bank and other borrowings	(611)	-	-	(611)
Trade and other payables	(204)	-	(16)	(220)
Provisions for liabilities and charges	(5)	(2)	(52)	(59)
Deferred tax liability	(5)	(35)	-	(40)
Net assets/(liabilities) acquired	71	(37)	(131)	(97)
Goodwill arising on acquisition				362
				265
Consideration:				
Cash consideration				259
Costs associated with the acquisition				6
Total consideration				**265**

Dobbies Garden Centres PLC

In 2008, the Group completed the acquisition of the remaining 34.5% of the share capital of Dobbies Garden Centres PLC ('Dobbies'), a 21 store retailer in the United Kingdom, for total consideration of £43m.

This resulted in additional goodwill of £18m arising on acquisition in the current year, based on Dobbies' net assets of £77m.